September 3, 2024

Wolfgang Breme
Chief Financial Officer
Ads-Tec Energy Public Limited Company
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

       Re: Ads-Tec Energy Public Limited Company
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 30, 2024
           Form 6-K Furnished May 14, 2024
           File No. 001-41188
Dear Wolfgang Breme:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 6-K Furnished May 14, 2024
Exhibit 99.1, page 1

1.     We note that you present a non-IFRS financial measure, adjusted EBITDA, without
       presenting the most directly comparable IFRS measure. Please revise your disclosures accordingly to present the most directly comparable IFRS measure and include a reconciliation pursuant to Item 100(a)(1)-(2) of Regulation G.
2. We note that your reconciliation of proforma adjusted EBITDA to net loss in the February
       2024 investor presentation includes adjustments related to provision for onerous contracts, write-down on inventories, and reclassification of R&D funding. As these costs appear to be normal recurring operating expenses, please remove these adjustments. Refer to
       Question 100.01 of the SEC Staff   s C&DI on Non-GAAP Financial
Measures.
3. We note your disclosure that you anticipate 2024 full-year revenues to exceed EUR 200 million and positive EBITDA for 2024. Tell us your consideration for providing similar context for profitability on an IFRS-IASB basis. If the GAAP financial measure is not
 September 3, 2024
Page 2

       accessible on a forward-looking basis, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Please revise you disclosure in future press releases to comply with Rule 100(a) of Regulation G.
Form 20-F for the Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 48

4. Where you identify intermediate causes of changes in your operating results, please also describe in sufficient detail the reasons underlying the intermediate causes in future filings. As an example, you disclose on page 49 that total revenue increased from the year ended December 31, 2022 to December 31, 2023 primarily due to the extension of your business, and the increase relates to higher sales of the product ChargePost in Europe;
       however, you do not explain in reasonable detail the reasons driving the increase in sales of the product. Refer to Item 5.A.1 of Form 20-F.
Notes to consolidated financial statements
4.2.5. Inventories, page F-42

5. Please tell us and expand your disclosures in future filings to provide additional insight for the increase in inventory write-downs in 2023. Additionally, expand your critical accounting policy disclosures to identify the material assumptions you used in determining the inventory write-downs, including more details of how you develop certain assumptions, such as forecasted usage and sales. Refer to Item 5.E of Form 20-F.
6. Related party transactions, page F-64

6. We note your disclosures of related party transactions on page F-64. Please revise future filings to separately quantify your related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing